Michael Kaplan (212) 450-4111 michael.kaplan@dpw.com	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

April 14, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brigitte Lippmann

Re:	Julius Baer Americas Inc. Registration Statement on Form S-1 Filed on February 12, 2008 File No. 333-149178

Dear Ms. Lippmann:

On behalf of our client, Julius Baer Americas Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 10, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall

Brigitte Lippmann	2	April 14, 2008

have the meanings given to such terms in Amendment No. 1. All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.
Please include all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. We will need adequate time to review this information once it is provided.

The Company will not distribute preliminary prospectuses until it has included all such information, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered, and will provide the Staff with sufficient time to review such disclosure before distributing preliminary prospectuses.

2.
Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company acknowledges that the Staff may have comments on the legal opinion and other exhibits once filed and will provide the Staff with adequate time to review such exhibits.  The Company has filed certain exhibits with Amendment No. 1 and will file additional exhibits in the next amendment to the Registration Statement.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

The Company will arrange to have FINRA call the Staff or provide it with a letter prior to the effectiveness of the Registration Statement indicating that FINRA has cleared the filing.

4.
Please explain why you believe that Artio Global Investors Inc. is not an investment company under the Investment Company Act of 1940. Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Artio Global Investors Inc. as well as Artio Global Holdings LLC, Artio Global Management LLC and its other operating entities, prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each.

Artio Global Investors Inc. is not an "investment company," as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Artio Global Investors Inc. currently has no material assets other than its equity interests in its wholly-owned

Brigitte Lippmann	3	April 14, 2008

subsidiaries,1 Artio Global Holdings LLC and Artio Global Management LLC.2  At present, Artio Global Holdings LLC does not have any assets on its balance sheet and more than 60% of the assets of Artio Global Management LLC (exclusive of U.S. government securities and cash items) consist of fees receivable and accrued fees for advisory services rendered and net property and equipment.

After the initial public offering, Artio Global Investors Inc. will have no material assets other than its equity interests in its wholly-owned subsidiary, Artio Global Holdings LLC, which will in turn have no material assets other than its equity interest in its wholly-owned subsidiaries, Artio Global Management LLC and Artio Capital Management LLC.  Post-offering, more than 60% of the assets of Artio Global Management LLC (exclusive of U.S. government securities and cash items) will consist of accounts receivable, amounts due from affiliates for services rendered, and net property and equipment.  As described on page 35, Artio Global Investors Inc. will not retain any of the net proceeds from the initial public offering, and thus the investment company analysis will remain the same upon the completion of this offering.  Accordingly, each of Artio Global Investors Inc., Artio Global Holdings LLC and Artio Global Management LLC will not be an investment company after giving effect to the reorganization transactions and the initial public offering.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a person will generally be deemed to be an "investment company" for purposes of the Investment Company Act if (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Section 3(a)(1)(A)

As a general matter, under the “holding out” investment company test, the question is whether a company holds itself out as being a company that invests in securities for its own account. As described in detail in the Registration Statement, Artio Global Investors Inc. is a holding company whose wholly-owned subsidiaries operate as asset managers primarily engaged in the business of providing investment management services to

1 Under the Investment Company Act, a subsidiary is a “wholly-owned subsidiary” of a company where 95% or more of the outstanding voting securities of such subsidiary are owned by the company.

2 In addition, Artio Capital Management LLC is the only other operating entity, and will indicate only a nominal amount of cash on its balance sheet.

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institutional and mutual fund clients.  It does not hold itself out as, and is not primarily engaged in, the business of investing in securities with its own assets.

Section 3(a)(1)(C)

Section 3(a)(1)(C) defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  The section provides that an issuer more than 40% of whose assets consists of "investment securities" (as defined in the Investment Company Act) is presumptively an investment company. Section 3(a)(2) of the Investment Company Act defines "investment security" to mean all securities other than Government securities, securities issued by employees' securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Whether Artio Global Investors Inc. is an investment company under Section 3(a)(1)(C) turns on whether it owns or holds investment securities with a value greater than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis after giving effect to the reorganization transactions and the offering as described in the Registration Statement.  Upon completion of the offering, more than 60% of Artio Global Investors Inc.’s total assets (exclusive of U.S. government securities and cash items), on an unconsolidated basis, will be comprised of its interest in its wholly-owned subsidiary, Artio Global Holdings LLC.  In turn, more than 60% of Artio Global Holdings LLC’s total assets (exclusive of U.S. government securities and cash items), on an unconsolidated basis, will be comprised of its interest in its wholly-owned subsidiary, Artio Global Management LLC.

After giving effect to the reorganization transactions, Artio Global Management LLC’s balance sheet on an unconsolidated basis and as determined under U.S. GAAP will show that accounts receivable, amounts due from affiliates for services rendered, and net property and equipment are 89.5% of total assets (exclusive of U.S. government securities and cash items).  Thus, Artio Global Management LLC’s investment securities are less than 40% of total assets as required under Section 3(a)(1)(C).  Accordingly, each of Artio Global Investors Inc., Artio Global Holdings LLC and Artio Global Management LLC is not an investment company as defined under Section 3(a)(1)(C) of the Investment Company Act.  The Company has therefore not assigned fair values to the asset management contracts and other intangible assets it will hold following the

Brigitte Lippmann	5	April 14, 2008

reorganization transactions, although it may do so in the future for purposes of determining its status under the Investment Company Act. Because such assets are business assets and not investment securities, any value ascribed to them would only further demonstrate that Artio Global Management LLC, and in turn, each of its parent entities, is not an investment company.

Gatefold of Prospectus

5.
We note that you have provided a selective presentation of your historical returns. If you elect to retain this information, please also provide a presentation of the historical returns for your other investment vehicles.

The Company has changed its presentation to provide the historical returns of its five largest investment strategies, which accounted for 97.7% of its total assets under management as of December 31, 2007. In addition the Company has provided footnote disclosure explaining that the historical returns presented are not necessarily representative of future returns or of returns of other strategies and indicating where investors may find additional details on the investment performance for each of its strategies.

Prospectus Summary, page 1

6.	The market opportunity language overwhelms the depiction your business. Please balance the summary discussion with the specific risks that you face.

The Company has added a section in the prospectus summary entitled “Risk Factors” on pages 4-5 to balance the summary discussion with the specific risks that the Company faces.

7.
Under the Our Business section, disclose that you are a holding company and that the operations of the business will be performed and all your assets will be held through Artio Global Holdings LLC. Also disclose in this paragraph that the net profits and losses of the operating company will be allocated 70% to you and 30% to the Principals.

The Company has provided additional disclosure on page 2 under “Our Business”.

8.	Briefly identify and describe the nature of your fee income.

The Company has provided additional disclosure describing the nature of its fee income on page 1 under “Our Business”.

Brigitte Lippmann	6	April 14, 2008

Our Structure and Reorganization, page 5

9.
Please describe in plain English all the transactions relating to the reorganization and offering, including the transactions described on page 37 in the Unaudited Pro Forma Consolidated Financial Information section, such as the incurrence of debt for the special distribution.

The Company has provided additional disclosure on pages 7-8 and 31-32 under “Our Structure and Reorganization” with respect to Artio Global Holdings’ incurrence of debt to fund a one-time distribution to the Company and the Principals and all other transactions relating to the reorganization and the offering in the referenced section.

10.
Under a separate subheading in the Summary section, please quantify the distributions, acceleration of unvested membership interests or deferred compensation, tax receivables or other remuneration that each Principal has received over the past year or will receive, including from the reorganization transactions and the offering and the pre-offering distribution. Include distributions from Julius Baer from the proceeds of the offering here and in the Use of Proceeds sections. Provide this information on a group and individual basis. Describe the purposes for these distributions or payments. Also clarify how future distributions will be calculated and made to the Principals.

The Company has provided additional disclosure on pages 8-9 under the subheading “Distributions and Expenses Associated with Our Existing Owners”  In light of the extensive disclosure we have added on pages 8-9, we believe that adding similar disclosure a few pages later under “Use of Proceeds” would be unduly repetitive.

11.	Please provide us a diagram depicting your current organizational structure. Tell us whether you have recently transferred assets in anticipation of the offering.

The diagram below depicts the Company’s current organizational structure. Prior to the offering, as shown in the organizational chart presented on pages 6 and 30, both Julius Baer Investment Management LLC (to be renamed Artio Global Management LLC) and JB Private Equity Partners LLC (to be renamed Artio Capital Management LLC) will be transferred below JB Americas Holdings LLC (to be renamed Artio Global Holdings LLC).

The only assets that the Company transferred in anticipation of the offering was the distribution of Julius Baer Financial Markets LLC in December 2007 to Julius Baer Holding Ltd., as disclosed on page 49, and the payment of cash dividends as disclosed on pages 36-37.

Brigitte Lippmann	7	April 14, 2008

12.	Please revise your organizational chart and/or subsequent disclosure to link the business names used in your consolidated financial statements with those used throughout the rest of the document.

The Company has provided additional disclosure to explain that the Company’s current name, Julius Baer Americas Inc. (as it appears in the Company’s consolidated financial statements) and those of its subsidiaries, will change to the “Artio” name prior to the offering (see e.g. pages 6, 31, 41, and 49).

13.
Please expand on the entities that will engage in your alternative investment activities and when you anticipate entering into these activities. We note your disclosure on page 68. Please provide more detail on the status of these funds.

The Company has provided additional disclosure on the entities that will engage in its alternative investment activities and the status of these activities on pages 6-7, 31 and 79-80.

Brigitte Lippmann	8	April 14, 2008

14.
In the second full paragraph on page 6, please clarify that the new class A units Principals may exchange represent ownership rights in the operating company, but they will receive class A common stock in the registrant when they exchange. Please provide more specific risk factor disclosure about potential dilution to investors from these exchanges and from the conversion of class C common stock.

The Company has provided additional disclosure on page 8 clarifying that the New Class A Units represent ownership rights in the operating company and that such New Class A Units are exchangeable for shares of the Company’s Class A common stock.  The Company has prominently disclosed that investors should assume full dilution as if the New Class A Units have been exchanged (see e.g. pages 26 and 39) and, accordingly, does not believe that more specific risk factor disclosure would be appropriate.

Risk Factors, page 14

15.	If applicable, please discuss any risks related to sub-prime mortgages and the recent challenges in global financial markets.

The Company has provided additional disclosure on pages 21 and 23 with respect to risks related to recent challenges in the global financial markets and has informed us that any material risks applicable to the Company related to sub-prime mortgages have been adequately addressed in the other risk factors presented.

16.	Please address the risks inherent in your expansion into alternative investments including hedge funds.

The Company has addressed the risks inherent in its expansion into alternative investments under the risk “We are subject to risks relating to our new initiatives which may adversely affect our growth strategy and business.” on pages 20-21.

If our investment strategies perform poorly ..., page 14

17.	Please describe the legal recourse, if any, that investors have against you for dissatisfaction with the performance of funds.

The Company has provided additional disclosure on legal recourse that investors have against it on page 16.

We will be required to pay the Principals most of the tax benefit ..., page 25

18.	Please quantify the payments to be made to the Principals under the tax receivable agreement.

Brigitte Lippmann	9	April 14, 2008

The Company has provided additional disclosure on page 27 indicating the amount of the liability the Company will record for amounts due under the tax receivable agreement. As disclosed on page 27, the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of the Company’s Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the Company’s income and the tax rates then applicable.

Unaudited Pro Forma Consolidated Financial Information, page 37

19.
Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have comments based on the guidance in Article 11 of Regulation S-X.

The Company acknowledges that the Staff may have comments on the pro forma financial information and will provide the Staff with sufficient time to review such information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

General, page 46

20.	For your discussion of Separate Accounts, please expand your disclosure to state how you determine the amount of investment management fees to recognize as revenues.

The Company has provided additional disclosure on page 51 describing the recognition of income for separate accounts.

Assets under Management -SEC Registered Mutual and Private Offshore Funds, page 47

21.	Please identify the names of the funds you discuss in this section.

The Company has provided additional disclosure on page 50 identifying the names of its SEC registered mutual funds. The Company’s private offshore funds are open-end funds whose shares are offered on a continuous, private placement basis. The Company generally does not publicly disclose the names of these funds to avoid a “general solicitation” of their shares, and, for the same reason, proposes not to identify the names of these funds in the Registration Statement.

Brigitte Lippmann	10	April 14, 2008

Operating Results, page 51

22.
We note in July 2006 you launched a series of U.S. equity strategies. Please revise your disclosure to discuss the impact these new strategies had on your assets under management and your operating results for the fiscal year 2006 and the nine-months ended September 30, 2006 and September 30, 2007. Refer to Items 303(A)(3)(ii) and (iii) of Regulation S-K for guidance.

The Company believes that the disclosure should not be revised regarding the launch of the U.S. Equity strategies because they were immaterial in terms of assets under management and our operating results for both 2006 and 2007.  As is indicated on pages 73-74, total assets under management within the U.S. strategies totaled $133 million as of December 31, 2007, which is less than 0.2% of total assets under management.

23.
We note your disclosure on page 81 that you may receive soft dollar credits from broker dealers that reduce your expenses and if your ability to use soft dollar credits were reduced or eliminated your operating expenses would likely increase. Please revise your operating expenses disclosure to state the amount of soft dollar credits used during each period including a statement as to why such credit was provided by your broker-dealer.

The Company has provided additional disclosure on page 52 regarding the impact on the Company’s expense base if soft dollar credits were reduced or eliminated.

Liquidity and Capital Resource, page 60

24.
We note that you intend to enter into an agreement with the Principals where you will pay the Principals in cash 85% of the tax savings you intend to realize for the exchange of New Class A Units and the Class B common stock for Class A common stock. We further note your disclosure on page 26 that such payments will be substantial. Please revise your liquidity discussion and analysis to include disclosure of:

•	The material terms of the tax receivable agreement,

•	The impact such agreement will have on your consolidated financial statements,

•	The estimated total payments or an explanation as to why you are unable to make such estimate,

•	And how you intend to fund the payments required under this agreement including any impact this may have on your ability to make quarterly cash dividend payments to investors.

Brigitte Lippmann	11	April 14, 2008

The Company has provided additional disclosure regarding the terms of the tax receivable agreement and impact on the consolidated financial statements and liquidity of the Company on page 62.

25.	Please revise your disclosure for your anticipated capital requirements to state how you intend to fund such requirements.

The Company has revised the disclosure on page 61 to make clear that its capital requirements will be met through cash generated from operations and a revolving loan agreement which it intends to enter into.

26.
Please revise your discussion and analysis of your operating cash flows to provide a more comprehensive explanation of the factors contributing to your positive operating cash flows and any changes between the periods presented that have also impacted your operating cash flows. For example, we note during fiscal year 2007 you changed your marketable securities classification from trading to available-for-sale. Such change had a positive impact on your operating cash flows that should be communicated to your future investors. Refer to Item 303(A)(I) of Regulation S-K, Instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

The Company has provided additional disclosure regarding its operating cash flows on pages 62-63.

Market Risk, page 61

27.
Please expand your disclosure to ensure that you have included the information per Item 305(b) of Regulation S-K for each of your market risks. In addition to providing a detailed explanation of each market risk, ensure you sufficiently describe how you manage each of the market risks. If you do not hedge or manage your market risk in some other manner, please state as such. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

The Company has provided additional disclosure regarding market risk due to a decline in the prices of investment securities on pages 63-64. The Company believes it has sufficiently described the management of its market risks, given the nature of its business.

Critical Accounting Policies and Estimates, page 62

28.
We note that you have not included the fair value of the assets in the funds you manage or the fair value of the redeemable subsidiary securities as critical estimates to your consolidated financial statements. The fair value of the assets in the funds you manage appears to be the primary factor in calculating your revenues. The redeemable subsidiary securities are approximately 60% of your total liabilities based on your

Brigitte Lippmann	12	April 14, 2008

contractual obligations table. As such, please include these two estimates as part of this disclosure. Such disclosure should describe the methodologies used to arrive at the estimates, the material assumptions made in the methodologies used, and the sensitivity of the assumptions used. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Otherwise, please provide us with a detailed explanation as to how you determined such disclosure would not be useful to an investor.

The Company has added disclosure regarding the fair value of the assets it manages on pages 64-65.

With regard to the determination of the redemption value of the Principals’ membership interests, the Company does not use assumptions or make estimates with respect to such calculation as the components of the model are defined and determinable without the use of estimates.

Distribution Policy, page 54

29.	Disclose the frequency and amount of any cash distributions for the past two years. Please disclose whether these distributions were declared pursuant to any agreement.

The Company has included disclosure with respect to the frequency and amount of its cash distributions in the past few years under the heading “Historical Dividend Information” in the section “Dividend Policy and Dividends” on pages 36-37. These cash distributions were not declared pursuant to any agreement.

30.	Please describe in detail the Delaware law and other restrictions in your debt or other agreements that limit your ability to pay distributions at the rates identified.

The Company confirms there are no restrictions in its existing debt or other agreements that limit its ability to pay distributions at the rates identified and has made this clarification on page 36 and has provided additional disclosure regarding Delaware law limitations on page 36.

Business, page 64

Overview, page 64

31.
Please revise your disclosure to explain how your investment products relate to your investment strategies. For example, please disclose how the nine SEC registered mutual funds and the three private offshore funds within the Proprietary Mutual Funds category of Investment Products relates to your Investment Strategies.

Brigitte Lippmann	13	April 14, 2008

The Company has provided additional disclosure on page 67 as well as pages 50-52 explaining how its investment products relate to its investment strategies.

Industry Overview, page 65

32.	Please tell us whether the information cited by Cerulli Associates and Casey, Quirk & Associates is publicly available or whether it was prepared for you.

The information cited by Cerulli Associates and Casey, Quirk & Associates was not specifically prepared for the Company but rather was part of a standard publication generally available to subscribers.

Investment Strategies and Performance, page 69

33.
We note that you have disclosed the main vehicles for each of your strategies. Please clarify your disclosure and include in one table all investment vehicles under your management, including the SEC registered mutual, private offshore, institutional commingled funds, and other accounts. Quantify the returns and assets under management for each of these investment vehicles.

The table on pages 73-74 includes a breakdown of each of the Company’s investment strategies, including the total assets under management for each investment strategy, the strategy inception date and, where applicable, the Lipper rankings. As explained on page iii, the Company measures performance on an individual fund basis as well as on a “composite” basis. The Company has clarified the disclosure on page iii to explain that “composites” include all discretionary, fee-paying, non-taxable and taxable accounts, private offshore, institutional commingled and mutual funds invested in various managed strategies. The performance tables presented on pages 75-79 (as clarified by additional disclosure provided by the Company) present performance information for the composites relating to the various strategies presented on pages 73-74 and, accordingly, cover all material investment vehicles under the Company’s management. These composites represented 96% of the Company’s total assets under management as of December 31, 2007.

34.
You describe the SEC registered mutual funds in each of your strategies. Please describe your other investment products in greater detail. We note that you briefly describe some of these products on page 48 under the MD&A section.

The Company has provided additional disclosure on page 73 describing the other investment products the Company offers pursuant to its investment strategies.

Brigitte Lippmann	14	April 14, 2008

35.
Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the officers, directors or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

The Company has provided additional disclosure on page 73 with respect to legal remedies available to investors, including a cross reference to the “Risk Factors” section where such remedies are described in greater detail.

Compensation Discussion and Analysis, page 86

36.	Please discuss your CEO’s and President’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A.

The Company has provided additional disclosure on pages 90-92 discussing the CEO’s and President’s role in the compensation-setting process and explaining who made the compensation decisions.

37.	Please clarify how the determinations were made for the distributions and equity awards to the Principals and identify who made these determinations.

The Company has provided additional disclosure on pages 90-92 clarifying how the determinations were made for the distributions and equity awards to the Principals and identifying who made these determinations.

38.
Although you disclose that you have not followed any formal practice of benchmarking, you state that you have historically reviewed survey information concerning compensation levels in comparative companies. Please identify the companies and the compensation components you have compared. Alternatively, please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company has provided additional disclosure on page 90 describing the companies and compensation components it has compared. We did not disclose the names of the companies who participated in the survey as the number exceeds 100.

39.
Please analyze how individual roles and performance factor in to the compensation amounts you disclose. With regard to company performance, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this

Brigitte Lippmann	15	April 14, 2008

supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

The Company has provided additional disclosure on pages 90-91.

40.	Please disclose how the company determines the amount (and, where applicable, the formula) for each element of compensation.

The Company has provided additional disclosure on pages 90-92.

41.	If applicable, please provide the potential payments upon termination or change in control disclosure required by Item 402(j) of Regulation S-K.

The Company will provide additional disclosure regarding potential payments upon termination or change in control in future filings and has included a placeholder for such disclosure on page 96 until the employment contracts with our named executive officers are finalized.

Relationships and Related Party Transactions, page 93

Other Interested Party Transactions, page 96

42.	Please disclose the name of the affiliates and the basis on which the affiliates are related to persons in the transactions you describe in the third and fourth paragraphs.

The Company has provided additional disclosure on pages 101-102 regarding the names of the affiliates and their relationship to our Company.

43.
Please describe the transfers of the legacy alternative fund-of-fund and international fixed income advisory businesses to affiliates of your parent or tell us why you believe disclosure is not required under Item 404 of Regulation S-K.

The international fixed income business was sold in May 2004. Because the transaction occurred over three years ago, the Company believes that disclosure is not required under Item 404 of Regulation S-K.  The Company has provided additional disclosure with respect to the alternative fund-of-fund business on page 102.

Principal and Selling Stockholders, page 98

44.	Please delete the reference to “selling stockholders” or advise.

Brigitte Lippmann	16	April 14, 2008

The Company has deleted the reference to “selling” stockholders on page 104.

Description of Capital Stock, page 99

45.	Please describe the material terms in the operating agreement of Artio Global Holdings LLC, since you are dependent upon distributions from this entity to fund distributions on the common units.

The Company has provided additional disclosure on page 109 cross-referring to the discussion of material terms in the operating agreement on pages 99-100.

Material U.S. Federal Tax Considerations…, page 106

46.	Please file as an exhibit Davis Polk’s consent to the prospectus discussion of its opinion and to be named in this section of the filing.

The Company acknowledges that it will file Davis Polk’s consent as an exhibit to the Registration Statement.

Index to Consolidated Financial Statements, page F-1

47.
Please include audited financial statements as of and for the year ended December 31, 2007, and update the corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

The Company confirms that it has provided audited financial statements as of and for the year ended December 31, 2007 and the corresponding financial information in Amendment No. 1.

Consolidated Statements of Financial Position, page F-4

48.	Please disclose the components of the due from affiliates and due to affiliates line items in your footnotes. Refer to paragraph 2 of SFAS 57 for guidance.

The Company has provided additional disclosure on page F-12 relating to the components of due from affiliates.

49.
We note that your operating subsidiary plans to make distributions to your parent and two Principals that are not reflected in your most recent balance sheet. Please include a pro forma balance sheet reflecting the accrual for the dividend payment and the impact to equity alongside the most recent historical balance sheet. Refer to SAB Topic 1.B.3 for guidance.

Brigitte Lippmann	17	April 14, 2008

The amount of the distribution to Julius Baer and the Principals has not yet been determined.  When such amount is determined, the Company will include a pro forma balance sheet as part of its consolidated financial statements in an amended filing which will be made prior to the distribution of a preliminary prospectus.

Consolidated Statements of Income, page F-5

50.
We note that you have included interest income and net gain (loss) on marketable securities within revenue. Please tell us how you determined such presentation is appropriate given the guidance in Rules 5-03.1 and 5-03.7 in Regulation S-X regarding income statement presentation and paragraphs 78-79 of Concept Statement 6 regarding the definition of revenues.

The Company has provided revised disclosure on page F-5 relating to the presentation of interest income and net gain (loss) on marketable securities.

51.
We note that as part of the reorganization transactions, your shares of common stock outstanding will be converted into a number of shares of Class C common stock equal to the number of outstanding New Class A Units held by Artio Global Investors Inc. immediately prior to this offering. As your parent and sole stockholder, Julius Baer Holding Ltd. will receive all of these shares of Class C common stock, which will hold the only economic interest. Please revise your disclosures throughout the filings to explain the mechanism you intend to use to complete this equity restructuring. Also, please tell us what consideration you have given to the guidance in SAB Topic 4:C to retroactively effect this change in your equity structuring in the balance sheets and for the presentation of earnings per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only “draft” reports can be presented due to a pending future event, your auditors should include a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors’ reports would need to be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X for guidance.

The reclassification of the Company's shares of common stock into shares of Class C common stock will occur automatically pursuant to an amendment to the Company's certificate of incorporation. The amendment will provide that, upon its effectiveness, each share of common stock will be automatically converted into the number of shares of Class C common stock specified in such amendment. The precise number of shares has not yet been determined and will be based on the proposed valuation and price

Brigitte Lippmann	18	April 14, 2008

range for the Class A common stock to be sold in the offering. However, the amendment effecting this conversion will be enacted before a preliminary prospectus is distributed. At such time, the financial statements will be adjusted to give retroactive effect to this change in equity structure, and the Company's auditors will revise their report accordingly. We note that the mechanism for this reclassification is described on pages 31-32, and we have added similar disclosure on page 7.

52.
We note that during the nine-months ended September 30, 2007 you made a $60 million dividend payment. If such dividend payment exceeds fiscal year 2007 net income from continuing operations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Also, we note that the operating subsidiary intends to make a distribution to its members for the undistributed earnings generated prior to the date of the offering; and that you intend to make a special distribution prior to the offering to be financed by new debt. Such distributions are assumed to be paid from the proceeds of the offering. As such, please include pro forma earnings per share data giving effect to the number of shares whose proceeds are to be used to pay these distributions including footnote disclosure that provides investors with sufficient information to understand the presentation. Refer to SAB Topic 1:B.3 for guidance.

The dividend of $60 million paid during 2007 did not exceed net income from continuing operations for the year ended December 31, 2007.

As noted in response to comment 49, the amount of the distributions to be made prior to the offering has not been determined.  In addition, the number of shares and price range have not been determined.  When such amounts have been determined, the Company will include pro forma earnings per share in its historical statement of operations in an amended filing that will be made prior to the distribution of a preliminary prospectus.

Notes to Consolidated Financial Statements, page F-9

53.
Please include disclosures for your obligation to repurchase and the Principals’ ability to put their interests in the operating company (i.e., Artio Global Holdings LLC) to you. Refer to paragraphs 26-28 of SFAS 150 for guidance. Please also ensure your disclosures explain how you are accounting for these interests in your consolidated financial statements.

The Company believes its obligation to the Principals is not subject to SFAS 150 as it is already fair valued under SFAS 123(R). However, the Company has provided additional disclosure on pages F-10 and F-16 to F-17

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relating to the Company’s obligation to repurchase and the Principals’ ability to put their interests in the operating company.

54.
Please include disclosures for your concentrations of credit risk for all of your financial instruments. Please also consider including disclosures about the market risk of your financial instruments. Refer to paragraphs 15A-15D of SFAS 107 for guidance.

The Company has provided additional disclosure on page F-15, to the extent that paragraphs 15A-15D of SFAS 107 are applicable, relating to the concentration of credit risk.

(2) Summary of Significant Accounting Principles, page F-9

(a) Basis of preparation, page F-9

55.
For those investment partnerships you are a managing member, please revise your disclosure to provide a more detailed explanation as to how you determined you do not control the partnerships and are not the primary beneficiary of their operations. Please tell us which investment partnerships you are a managing member.

The Company has provided additional disclosure on pages F-8 to F-9 relating to how the Company determined that it does not control various partnerships as well as the background of the partnerships for which the Company or one of its subsidiaries acts as managing member.

(e) Marketable securities, page F-10

56.
We note that the fair value of your marketable securities is based on externally available market prices. Please revise your disclosure to provide a more detailed explanation of what you mean by “externally available market prices.” If you are estimating fair value for your marketable securities other than from quoted market prices in active markets without adjustment, please tell us what consideration you have given to including such estimates within your critical accounting policies and estimates disclosure based on the guidance in Section 501.14 of the Financial Reporting Codification.

The Company has provided additional disclosure on page F-9 relating to the fair value pricing for the Company’s marketable securities.

(f) Foreign-currency transactions, page F-10

57.
Please revise your disclosure to state the aggregate foreign currency transaction gain or loss included in net income for each period presented including the line item such gain or loss is included. Please also include a description of the types of foreign currency transactions that led to such gains or losses. Refer to paragraph 30 of SFAS 52 for

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guidance. Please also tell us where you are reflecting the effect of exchange rate changes on your cash balances, if any, for each period presented. Refer to paragraph 25 of SFAS 95 for guidance.

The Company has provided additional disclosure on the face of the Statement of Income on page F-5 and on page F-10 relating to the aggregate foreign currency gain or loss, which was not material, as well as where the effects of exchange rate changes on cash balances are reflected.

(h) Investment management fees, page F-10

58.
We note that you calculate investment management fees “generally” as a percentage of assets under management. Please remove the term generally and disclose all material methods used to calculate investment management fees. Also, please disclose the contractual management fees percentage or percentage range.

The Company has provided additional disclosure on pages F-9 to F-10 relating to the calculation of investment management fees.

(j) Retirement plans, page F-11

59.
Please revise your disclosure to state the material terms of each of your defined contribution retirement plans, as further described on page 88. Such description should provide sufficient information to clarify that these plans meet the definition of a defined contribution plan. Refer to paragraph 11 of SFAS 132R. Also, please revise your policy for recognizing the costs of your defined contribution retirement plans to clarify what you mean by “when benefits are earned.” Refer to paragraph 105 of SFAS 106 for guidance.

The Company has provided additional disclosure on page F-10 relating to the terms of the Company’s defined contribution retirement plans.

(o) Out-of-period adjustment, page F-12

60.
We note you have included $2.2 million of investment management fees that relate to prior periods in your fiscal year 2004 revenues as you believe the amount to be immaterial. Please tell us the reason these fees were not properly reflected in 2003 and prior and, if it was due to error, tell us when the error was identified.  Please tell us what consideration you have given to the guidance in paragraph 18 of APB 9 for recognizing prior period adjustments.

In 2004, Julius Baer Investment Management LLC began recognizing fee revenues on an accrual basis, instead of on a cash basis. The amount of additional revenue resulting from the change, $2,232,300 ($1,339,000 net of taxes), represented fee revenues for December 2003. These fees were

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recorded in 2004, when received. By the end of 2004, Julius Baer Investment Management LLC had switched to an accrual basis.

The Company evaluated the adjustment under SAB No. 99 using both qualitative and quantitative considerations, and noted the following:

•	Although the adjustment represented one month’s fees in 2003, by the end of 2004, the year in which the change took effect, it only represented one week’s fees.

•	The cumulative annual growth rate in fees in the period 2004 – 2007 is essentially the same (less than one percent different) with or without the adjustment.

•
The cumulative annual growth rate in pre-tax income in the period 2004 – 2007 was three percentage points lower (41 percent vs 44 percent) than it would have been if the adjustment had been made in 2003.

Based on the overall mix of quantitative and qualitative factors, the Company concluded, with the concurrence of its auditors, that no restatement of the 2003 and 2004 financial statements was necessary.

We would like to highlight that the 2004 Statement of Income is no longer included within the consolidated financial statements as the financial statements have now been updated to include results as of December 31, 2007.

(4) Related Party Activity, page F-12

61.
Please revise your disclosure for the investments held in Julius Baer registered investment companies to disclose the realized gains/(losses) and the unrealized gains/(losses) recognized for each period presented. Refer to paragraph 2 of SFAS 57 and Rule 4-08(k) of Regulation S-X for guidance. Further, we note that you classified your marketable securities as trading during fiscal year 2006. Please clarify your statement that you recognized unrealized gains on your investments in the Julius Baer registered investment companies during the nine-months ended September 30, 2006.

The Company has provided additional disclosure on page F-14 regarding realized and unrealized gains/(losses) for investments held in Julius Baer registered investment companies for the periods presented.  As the Company was following the guideline for broker / dealers during 2006, such unrealized gains are shown within the Statement of Income.

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(7) Deferred Compensation, page F-15

62.
We note your disclosures regarding the Funded Plan and the Unfunded Plan. We also note your disclosure in footnote 2(i) regarding your “largest deferred compensation plan.” Finally, we note your disclosures on pages 86-87 regarding the discretionary cash bonus, mandatory bonus deferral, and membership interest in the Company and Its Operating Subsidiaries. Please revise your footnote disclosure to provide a detailed explanation of the nature, material terms, expenses, liabilities, and any other material information for each of your material deferred compensation plans such that your disclosures throughout your filing are consistent. Please also revise your accounting policy footnote to clearly state how you are accounting for each of your deferred compensation plans. As compensation is your largest expense and liability, your footnote disclosures should provide investors with a clear understanding of all of your plans and how you are accounting for such plans.

The Company has provided additional disclosure on pages F-15 to F-16 regarding the Company’s deferred compensation plans.

(9) Income Taxes, page F-16

63.
We note that you do not believe the resolution of the Federal and New York State tax audits will have a material effect on your consolidated financial position. Please expand your disclosure to discuss the potential impact to your operating results and your liquidity.

The Company has provided additional disclosure on page F-19 regarding the impact of the resolution of tax audits upon the Company’s operating results and liquidity.

64.
Please disclose your policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48. Also, please disclose the total amounts of interest and penalties recognized in the consolidated statements of income and consolidated statements of financial position. Refer to paragraphs 20 and 21.c. of FIN 48 for guidance.

The Company has provided additional disclosure on page F-19 regarding the treatment of interest and penalties as it relates to FIN 48.

(11) Subsequent Event, page F-18

65.
We note that you transferred JBFM to your parent in December 2007. We further note that you previously transferred a legacy alternative fund-of-fund business and an international fixed income advisory business managed from London to affiliates of your parent. Please tell us how you intend to / did reflect these transfers of assets and liabilities in your consolidated balance sheets.

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The transfer of JBFM was treated as a distribution to its Parent as of December 1, 2007.  The distribution totaled $100,000, which represented the net equity in the business.  As of December 31, 2007 there were no assets, or liabilities, of JBFM within the Company’s consolidated financial statements. The results of JBFM are now reflected as discontinued operations within the consolidated financial statements. Please refer to Note 3 within the consolidated financial statements for further explanation.

The transfer of the international fixed income advisory business in 2004 was reflected as a sale.  The purchase price was nominal.

The transfer of the alternative fund-of-fund business did not affect the consolidated balance sheet of the Company as no assets were transferred and no consideration paid.  This transfer was achieved by replacing JBIM, as investment advisor or sub-advisor, with an affiliate.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell Catherine Clarkin